12005025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-009698

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC RECEIVED 2012 MAY -2 PM 3:17

REPORT FOR THE PERIOD BEGINNING 06/01/10 (MM/DD/YY) AND ENDING 05/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BELLAMAH, NEUHAUSER & BARRETT, INC.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

8730 Georgia Avenue, Suite 500
(No. and Street)

Silver Spring, MD 20901
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew R. Bellamah (301) 562-7300
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name)*

1750 K STREET, NW, SUITE 375 WASHINGTON, DC 20006
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (3-91) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Andrew R. Bellamah, swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of Bellamah, Neuhauser & Barrett, Inc., as of May 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

Signature

Managing Director

Title

EDWIN J. SHIM
Notary Public
State of Maryland
Prince George's County
My commission exp. February 24, 2015

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

BELLAMAH, NEUHAUSER & BARRETT, INC.

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

MAY 31, 2011 AND 2010

BELLAMAH, NEUHAUSER & BARRETT, INC.
FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT
MAY 31, 2011 AND 2010

CONTENTS

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

INDEPENDENT AUDITORS' REPORT

Board of Directors
Bellamah, Neuhauser & Barrett, Inc.
Silver Spring, MD

We have audited the accompanying statement of financial condition of Bellamah, Neuhauser & Barrett, Inc. (the Company) as of May 31, 2011 and 2010, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bellamah, Neuhauser & Barrett, Inc. at May 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William Batdorf & Company, P.C.

Washington, DC
July 25, 2011

BELLAMAH, NEUHAUSER & BARRETT, INC.
STATEMENTS OF FINANCIAL CONDITION
AT MAY 31, 2011 AND 2010

ASSETS

	2011	2010
Cash	$ 149,373	$ 27,180
Receivable from Clearing Organization	21,796	297
Securities Owned	2,758,358	2,827,678
Deposit with Clearing Organization	100,000	100,000
Receivable from Affiliate	273,826	422,219
Furniture, Fixtures, and Equipment	17,516	21,736
Other Assets	75,085	108,197
Total Assets	$ 3,395,954	$ 3,507,307

LIABILITIES AND STOCKHOLDERS' EQUITY

	2011	2010
LIABILITIES		
Accounts Payable and Accrued Expenses	$ 59,561	$ 115,033
STOCKHOLDERS' EQUITY		
Common Stock (50,950 shares issued; 23,525 shares outstanding)	75,000	75,000
Additional Paid-In Capital	85,203	85,203
Retained Earnings	6,734,128	6,790,009
Treasury Stock (27,698 shares at cost)	(3,557,938)	(3,557,938)
Total Stockholders' Equity	3,336,393	3,392,274
Total Liabilities and Stockholders' Equity	$ 3,395,954	$ 3,507,307

See accompanying Notes to Financial Statements.

NOTE 1 – ORGANIZATION AND NET CAPITAL

The Company is a registered securities broker/dealer under the Securities Exchange Act of 1934 and is subject to the net capital rule of the Securities and Exchange Commission. This rule requires that the firm's ratio of "aggregate indebtedness," as defined, to "net capital," as defined, not exceed 15 to 1. At May 31, 2011, the firm's ratio of aggregate indebtedness to net capital was .02 to 1 and net capital was $2,578,053 as compared to the required minimum net capital of $250,000.

NOTE 2 – METHOD OF ACCOUNTING

The Company uses the accrual method of accounting. Security transactions are recorded on settlement date. Securities owned and sold, not yet purchased are shown at market value with any change in unrealized appreciation or depreciation included currently in income.

NOTE 3 – CASH AND CASH EQUIVALENTS

The Company considers all amounts on deposit that are subject to withdrawal on demand as cash or cash equivalents. At May 31, 2011 and 2010, all cash was on deposit in banks. Periodically, the amount on deposit exceeds the FDIC insurance limits. However, the Company does not believe that this presents any risk of loss.

NOTE 4 – FIXED ASSETS

Fixed assets (furniture, equipment, and leasehold improvements) are included in other assets net of their original cost less accumulated depreciation and amortization. At May 31, 2011, total fixed assets were $62,576 and accumulated depreciation and amortization was $47,050. At May 31, 2010, total fixed assets were $62,576 and accumulated depreciation and amortization was $47,050. Depreciation is determined, primarily, by using the double declining balance method. Amortization is determined using the straight-line method.

NOTE 5 – USE OF ESTIMATES

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

NOTE 6 – LEASE COMMITMENTS AND RENT EXPENSE

The Company is leasing office space from a shareholder. The lease commenced on January 1, 2007 and extends for a term of 25 years. The lease provides for a 5% annual compounded rent escalation and pass through of certain annual operating expenses. The minimum amounts due per the terms of the lease are as follows:

For the Year Ending May 31, 2012	$ 185,138
For the Year Ending May 31, 2013	194,395
For the Year Ending May 31, 2014	204,114
Remaining Lease Term after May 31, 2014	6,324,073
Total	$6,907,720

NOTE 7 – OTHER ASSETS
Other Assets at May 31, 2011 includes $14,142 prepaid expenses, $60,000 12b-1 fees receivable and $943 accrued interest receivable.

Other Assets at May 31, 2010 includes a refundable deposit of $20,072 with the Internal Revenue Service, $21,601 prepaid expenses, $1,372 accrued interest receivable, $63,740 12b-1 fees receivable, and $1,412 miscellaneous receivable.

NOTE 8 – MARKETABLE SECURITIES
All marketable securities owned by the Company are held by its correspondent or by the fund in the case of certain mutual funds. Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	2011	2010
Marketable Securities Owned:		
State and Municipal Obligations	$ 51,855	$ 76,772
Corporate Obligations	6,255	6,171
Money Market Mutual Funds	91,923	115,574
Corporate Stocks, Warrants, and Options	2,608,325	2,629,161
Total	$ 2,758,358	$ 2,827,678

NOTE 9 - FAIR VALUE MEASUREMENT
All of the Company's assets and liabilities which are stated at fair value are valued in accordance with Level 1 criteria, as defined in FASB ASC 820. Level 1 value measurement uses quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

NOTE 10 – INCOME TAXES
The Company has elected to be treated as an S Corporation for federal income tax purposes and therefore is not subject to federal income tax. Generally, an S Corporation is not subject to income taxes but rather, items of income, loss, deduction and credit pass through to stockholders in determining their individual income tax liability.

NOTE 11 – PROFIT SHARING PLAN
The Company has a profit sharing plan, established on April 16, 1961. Employees meeting certain service requirements are eligible to participate and contributions by the Company are discretionary. The Company made no contribution for the years ended May 31, 2011 and 2010.

NOTE 12 – OTHER REGULATORY REQUIREMENTS
The Company is exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii).

NOTE 13 – RECEIVABLE FROM AFFILIATE

The Company has a note receivable from an entity wholly owned by a shareholder. This entity operates a commercial office building which the company leases and occupies a portion of for its operations. The balance due was $273,826 at May 31, 2011 and $422,219 at May 31, 2010.

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
Bellamah, Neuhauser & Barrett, Inc.
Silver Spring, MD

In planning and performing our audit of the financial statements of Bellamah, Neuhauser & Barrett, Inc. (the Company), as of and for the year ended May 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at May 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William Bathof & Company, P.C.

July 25, 2011
Washington, DC

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

Board of Directors
Bellamah, Neuhauser & Barrett, Inc.
Silver Spring, MD

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended May 31, 2011, which were agreed to by Bellamah, Neuhauser & Barrett, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and other specified parties in evaluating Bellamah, Neuhauser & Barrett, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Bellamah, Neuhauser & Barrett, Inc.'s management is responsible for Bellamah, Neuhauser & Barrett, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including check registers and bank statements noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended May 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended May 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

July 25, 2011
Washington, DC

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended May 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Bellamah Neuhauser + Barrett
8730 Georgia Ave. Suite 500
Silver Springs, MD 20910

SEC# 8-09698 CRD# 83

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 797.27

B. Less payment made with SIPC-6 filed (exclude interest) (272.64)

Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 524.63

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 524.63

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 524.69

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bellamah Neuhauser + Barrett
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

FINOP
(Title)

Dated the 28 day of July, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 6-1, 2010
and ending 5-31, 2011
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 952,125

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 433,952.23

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. 170,572.00

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ 29,194.57

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 633,718.80

2d. SIPC Net Operating Revenues $ 318,906.20

2e. General Assessment @ .0025 $ 797.27

(to page 1, line 2.A.)